SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

Approval of Sale of KB Financial Group Common Shares Held by Kookmin Bank

On October 29, 2008, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc. (“KB Financial Group”), resolved to approve the sale of certain common shares of KB Financial Group held by Kookmin Bank (the “Shares”) to Sumitomo Mitsui Banking Corporation (“SMBC”). Details of the proposed sale are as follows:

•	Number of Shares to be sold: Up to 2% (approximately 7,127,033 shares) of the issued common shares of KB Financial Group

•

Expected sale date: The sale of the Shares is expected to be effected in a series of transactions, not to exceed a maximum of 4 transactions, between November 2008 and the end of June 2009 on such dates as mutually agreed by SMBC and Kookmin Bank in light of market conditions, etc.

•

Determination of sale price: The sale price for each transaction is expected to be determined based on the trading price of the KB Financial Group common shares for a specified period prior to the applicable transaction date.

•	Other relevant information: The sale of the Shares is subject to the satisfaction of certain pre-conditions (including those relating to market conditions) to be specified in the share sale agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 29, 2008	By:	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	Deputy President & CFO